UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No.__)*

                                Lear Corporation
                                (Name of Issuer)

                          Common Stock, Par Value $.01
                         (Title of Class of Securities)

                                    521865105
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                  Icahn Associates Corp. & affiliated companies
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                October 17, 2006
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No.  521865105

1  NAME OF REPORTING PERSON
      High River Limited Partnership

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      659,860

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      659,860

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      659,860

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.87%

14 TYPE OF REPORTING PERSON*
      PN

                                  SCHEDULE 13D

CUSIP No.  521865105

1  NAME OF REPORTING PERSON
      Hopper Investments LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      659,860

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      659,860

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      659,860

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.87%

14 TYPE OF REPORTING PERSON*
      OO

                                  SCHEDULE 13D

CUSIP No.  521865105

1  NAME OF REPORTING PERSON
      Koala Holding LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      1,739,130

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      1,739,130

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,739,130

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.29%

14 TYPE OF REPORTING PERSON*
      OO

                                  SCHEDULE 13D

CUSIP No.  521865105

1  NAME OF REPORTING PERSON
      Barberry Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      2,398,990

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      2,398,990

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      2,398,990

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      3.15%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No.  521865105

1  NAME OF REPORTING PERSON
      Icahn Partners Master Fund LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      5,526,235

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      5,526,235

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,526,235

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.27%

14 TYPE OF REPORTING PERSON*
      PN

                                  SCHEDULE 13D

CUSIP No.  521865105

1  NAME OF REPORTING PERSON
      Icahn Offshore LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      5,526,235

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      5,526,235

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,526,235

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.27%

14 TYPE OF REPORTING PERSON*
      PN

                                  SCHEDULE 13D

CUSIP No.  521865105

1  NAME OF REPORTING PERSON
      CCI Offshore Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      5,526,235

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      5,526,235

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      5,526,235

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      7.27%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No.  521865105

1  NAME OF REPORTING PERSON
      Icahn Partners LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*
      WC

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      4,069,718

8  SHARED VOTING POWER
      0

9  SOLE DISPOSITIVE POWER
      4,069,718

10 SHARED DISPOSITIVE POWER
      0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,069,718

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.35%

14 TYPE OF REPORTING PERSON*
      PN

                                  SCHEDULE 13D

CUSIP No.  521865105

1  NAME OF REPORTING PERSON
      Icahn Onshore LP

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      4,069,718

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      4,069,718

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,069,718

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.35%

14 TYPE OF REPORTING PERSON*
      PN

                                  SCHEDULE 13D

CUSIP No.  521865105

1  NAME OF REPORTING PERSON
      CCI Onshore Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      4,069,718

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      4,069,718

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,069,718

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      5.35%

14 TYPE OF REPORTING PERSON*
      CO

                                  SCHEDULE 13D

CUSIP No.  521865105

1  NAME OF REPORTING PERSON
      Carl C. Icahn

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a) / /
      (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS*

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)                                                              / /

6  CITIZENSHIP OR PLACE OF ORGANIZATION
      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
      0

8  SHARED VOTING POWER
      11,994,943

9  SOLE DISPOSITIVE POWER
      0

10 SHARED DISPOSITIVE POWER
      11,994,943

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      11,994,943

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      15.77%

14 TYPE OF REPORTING PERSON*
      IN

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This statement relates to the Common Stock, par value $.01 (the "Shares"), issued by Lear Corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 21557 Telegraph Road, Southfield, MI 48034.

Item 2. Identity and Background

     The Reporting Persons (as hereafter defined) are High River Limited Partnership, a Delaware limited partnership ("High River"), Hopper Investments LLC, a Delaware limited liability company ("Hopper"), Koala Holding LLC, a Delaware limited liability company ("Koala"), Barberry Corp., a Delaware corporation ("Barberry"), Icahn Partners Master Fund LP, a Cayman Islands exempted limited partnership ("Icahn Master"), Icahn Offshore LP, a Delaware limited partnership ("Icahn Offshore"), CCI Offshore Corp., a Delaware corporation ("CCI Offshore"), Icahn Partners LP, a Delaware limited partnership ("Icahn Partners"), Icahn Onshore LP, a Delaware limited partnership ("Icahn Onshore"), CCI Onshore Corp., a Delaware corporation (" CCI Onshore"), and Carl
C. Icahn, a citizen of the United States of America (collectively, the "Reporting Persons").

     The principal business address of each of High River, Hopper, Koala, Barberry, Icahn Offshore, CCI Offshore, Icahn Partners, Icahn Onshore, and CCI Onshore is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601. The principal business address of Icahn Master is c/o Walkers SPV Limited, P.O. Box 908GT, 87 Mary Street, George Town, Grand Cayman, Cayman Islands. The principal business address of Carl C. Icahn is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

     Barberry is the sole member of (i) Koala and (ii) Hopper, which is the general partner of High River. CCI Offshore is the general partner of Icahn Offshore, which is the general partner of Icahn Master. CCI Onshore is the general partner of Icahn Onshore, which is the general partner of Icahn Partners. Each of Barberry, CCI Offshore and CCI Onshore is 100 percent owned by Carl C. Icahn. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons.

     Each of High River, Koala and Barberry is primarily engaged in the business of investing in securities. Hopper is primarily engaged in the business of acting as the general partner of High River. Each of Icahn Master and Icahn Partners is primarily engaged in the business of investing in securities. Icahn Offshore and Icahn Onshore are primarily engaged in the business of serving as the general partner of Icahn Master and Icahn Partners, respectively. CCI Offshore and CCI Onshore are primarily engaged in the business of serving as the general partner of Icahn Offshore and Icahn Onshore, respectively. Carl C. Icahn's present principal occupation or employment is (i) owning all of the interest in CCI Onshore and CCI Offshore, through which Mr. Icahn indirectly directs and manages the investments of Icahn Master and Icahn Partners and (ii) acting as President and a director of Starfire Holding Corporation ("Starfire"), and as the Chairman of the Board and a director of various of Starfire's subsidiaries. Starfire is primarily engaged in the business of investing in and holding securities of various entities.

     The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

     None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

     The aggregate purchase price of the 11,994,943 Shares purchased by High River, Koala, Icahn Master and Icahn Partners, collectively, was $257,717,721 (including commissions). The source of funding for the purchase of these Shares was the general working capital of the respective purchasers. The Shares are held by the Reporting Persons in margin accounts. Such margin accounts may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the purchase of the Shares.

Item 4.  Purpose of Transaction

     The Reporting Persons acquired their positions in the Shares in the belief that they were undervalued.

     On October 17, 2006, Koala, Icahn Partners and Icahn Master entered into a stock purchase agreement (the "Stock Purchase Agreement") with the Issuer, pursuant to which they will acquire approximately $200 million of common stock of the Issuer in a private placement, at a price of $23.00 per share, subject to the terms and conditions of the Stock Purchase Agreement (including the receipt of applicable antitrust clearance) (the "Transaction"). The Stock Purchase Agreement provides the Reporting Persons with the right to a representative on Lear's board of directors and contains certain other corporate governance terms and conditions with respect to the Reporting Persons' ownership position in the Issuer. A copy of the Stock Purchase Agreement is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Stock Purchase Agreement are qualified in their entirety by reference to the Stock Purchase Agreement.

     The Reporting Persons are pleased that they have been invited in by management of the Issuer and that the Issuer feels that the Reporting Persons can be of added value. The Reporting Persons expect to have ongoing discussions with management of the Issuer, including Robert Rossiter, the Issuer's Chairman and Chief Executive Officer, and to work together with the Issuer to enhance shareholder value. Representatives of the Reporting Persons have discussed with Mr. Rossiter the desirability to the Issuer of selling its domestic interiors business.

     The Reporting Persons may, from time to time and at any time, acquire additional Shares in the open market or otherwise and reserve the right to dispose of any or all of their Shares in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Shares.

Item 5.  Interest in Securities of the Issuer

     (a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 11,994,943 Shares, representing approximately 15.77% of the Issuer's outstanding Shares (based upon the sum of (i) the 67,348,122 Shares stated to be outstanding as of August 4, 2006 by the Issuer in the Issuer's Annual Report on Form 10-Q for the quarter ended July 1, 2006, filed with the Securities and Exchange Commission on August 8, 2006, and (ii) the 8,695,652 Shares to be issued in connection with the Transaction).

     (b) High River has sole voting power and sole dispositive power with regard to 659,860 Shares. Each of Hopper, Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Koala has sole voting power and sole dispositive power with regard to 1,739,130 Shares. Each of Barberry and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Master has sole voting power and sole dispositive power with regard to 5,526,235 Shares. Each of Icahn Offshore, CCI Offshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares. Icahn Partners has sole voting power and sole dispositive power with regard to 4,069,718 Shares. Each of Icahn Onshore, CCI Onshore and Carl C. Icahn has shared voting power and shared dispositive power with regard to such Shares.

     Each of Hopper, Barberry and Mr. Icahn, by virtue of their relationships to High River (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which High River directly beneficially owns. Each of Hopper, Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Barberry and Mr. Icahn, by virtue of their relationships to Koala (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Koala directly beneficially owns. Each of Barberry and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Offshore, CCI Offshore and Mr. Icahn, by virtue of their relationships to Icahn Master (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Master directly beneficially owns. Each of Icahn Offshore, CCI Offshore and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes. Each of Icahn Onshore, CCI Onshore and Mr. Icahn, by virtue of their relationships to Icahn Partners (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Partners directly beneficially owns. Each of Icahn Onshore, CCI Onshore and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

     (c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons. Except as otherwise indicated, all transactions were effected in the open market, and the table includes commissions paid in per share prices.


                                       Shares Purchased      Price Per Share/
Name                      Date              (Sold)             Exercise Price
------------------  ----------------    ---------------          ----------
High River           30-August-2006             46,600              19.92
------------------  ----------------    ---------------          ----------
Koala               17-October-2006      (1) 1,739,130              23.00
------------------  ----------------    ---------------          ----------
Icahn Master         30-August-2006            104,683              19.92
------------------  ----------------    ---------------          ----------
Icahn Master        17-October-2006      (1) 4,023,324              23.00
------------------  ----------------    ---------------          ----------
Icahn Partners       30-August-2006             81,717              19.92
------------------  ----------------    ---------------          ----------
Icahn Partners      17-October-2006      (1) 2,933,198              23.00
------------------  ----------------    ---------------          ----------

(1) Shares to be acquired in connection with the Transaction (see Item 4 for details).

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

     The   description  of  the  Transaction  set  forth  above  in  Item  4  is incorporated herein by reference.

     The Reporting Persons may, from time to time, enter into and dispose of cash-settled equity swap or other similar derivative transactions with one or more counterparties that are based upon the Shares of the Issuer, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Shares, the relative value of Shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which Shares may be included, or a combination of any of the foregoing. In addition to the Shares which they beneficially own without reference to these contracts, the Reporting Persons currently have long economic exposure to 5,836,400 Shares through such contracts. These contracts do not give the Reporting Persons direct or indirect voting, investment or dispositive control over the securities of the Issuer to which these transactions relate and, accordingly, the Reporting Persons disclaim any beneficial ownership in any securities held or which may be acquired by the counterparties to such arrangements.

     Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits

1    Joint Filing Agreement of the Reporting Persons

2 Stock Purchase Agreement dated October 17, 2006, among the Issuer, Koala, Icahn Partners and Icahn Master (incorporated herein by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on October 17, 2006)

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 17, 2006

HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
  By: Barberry Corp., sole member

    By:  /s/ Edward E. Mattner
         ---------------------
         Name:  Edward E. Mattner
         Title: Authorized Signatory


HOPPER INVESTMENTS LLC
By: Barberry Corp., sole member

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:  Edward E. Mattner
       Title: Authorized Signatory


KOALA HOLDING LLC

By:  /s/ Edward E. Mattner
     ---------------------
     Name:  Edward E. Mattner
     Title: Authorized Signatory


BARBERRY CORP.

By:  /s/ Edward E. Mattner
     ---------------------
     Name:  Edward E. Mattner
     Title: Authorized Signatory


ICAHN PARTNERS MASTER FUND LP

By:  /s/ Edward E. Mattner
     ---------------------
     Name:  Edward E. Mattner
     Title: Authorized Signatory


ICAHN OFFSHORE LP

By:  /s/ Edward E. Mattner
     ---------------------
     Name:  Edward E. Mattner
     Title: Authorized Signatory

CCI OFFSHORE CORP.

By:  /s/ Keith Meister
     -----------------
     Name:  Keith Meister
     Title: Vice President

ICAHN PARTNERS LP

By:  /s/ Edward E. Mattner
     ---------------------
     Name:  Edward E. Mattner
     Title: Authorized Signatory


ICAHN ONSHORE LP

By:  /s/ Edward E. Mattner
     ---------------------
     Name:  Edward E. Mattner
     Title: Authorized Signatory


CCI ONSHORE CORP.

By:  /s/ Keith Meister
     ----------------------
     Name:  Keith Meister
     Title: Vice President


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN



                  [Signature Page of Schedule 13D - Lear Corp.]

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

     In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock of Lear Corporation and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 17th day of October, 2006.


HIGH RIVER LIMITED PARTNERSHIP
By: Hopper Investments LLC, general partner
  By: Barberry Corp., sole member

    By:  /s/ Edward Mattner
         ------------------
         Name:  Edward Mattner
         Title: Authorized Signatory


HOPPER INVESTMENTS LLC
By: Barberry Corp., sole member

  By:  /s/ Edward E. Mattner
       ---------------------
       Name:  Edward E. Mattner
       Title: Authorized Signatory


KOALA HOLDING LLC

By:  /s/ Edward E. Mattner
     ---------------------
     Name:  Edward E. Mattner
     Title: Authorized Signatory


BARBERRY CORP.

By:  /s/ Edward E. Mattner
     ---------------------
     Name:  Edward E. Mattner
     Title: Authorized Signatory


ICAHN PARTNERS MASTER FUND LP

By:  /s/ Edward E. Mattner
     ---------------------
     Name:  Edward E. Mattner
     Title: Authorized Signatory


ICAHN OFFSHORE LP

By:  /s/ Edward E. Mattner
     ---------------------
     Name:  Edward E. Mattner
     Title: Authorized Signatory

CCI OFFSHORE CORP.

By:  /s/ Keith Meister
     -----------------
     Name:  Keith Meister
     Title: Vice President


ICAHN PARTNERS LP

By:  /s/ Edward E. Mattner
     ---------------------
     Name:  Edward E. Mattner
     Title: Authorized Signatory


ICAHN ONSHORE LP

By:  /s/ Edward E. Mattner
     ---------------------
     Name:  Edward E. Mattner
     Title: Authorized Signatory


CCI ONSHORE CORP.

By:  /s/ Keith Meister
     ----------------------
     Name:  Keith Meister
     Title: Vice President


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN

     [Signature Page of Joint Filing Agreement to Schedule 13D - Lear Corp.]

                                   SCHEDULE A

            DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

     The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.


HIGH RIVER LIMITED PARTNERSHIP

Name                                Position
----                                --------
Hopper Investments LLC,             General Partner


HOPPER INVESTMENTS LLC

Name                                Position
----                                --------
Barberry Corp.,                     Sole Member


KOALA HOLDING LLC

Name                                Position
----                                --------
Barberry Corp.,                     Sole Member


BARBERRY CORP.

Name                                Position
----                                --------
Carl C. Icahn                       Chairman of the Board; President
Jordan Bleznick                     Vice President/Taxes
Edward E. Mattner                   Vice President; Authorized Signatory
Gail Golden                         Vice President; Authorized Signatory
Vincent J. Intrieri                 Vice President; Authorized Signatory
Keith Cozza                         Secretary; Treasurer
Tina March                          Authorized Signatory


ICAHN PARTNERS MASTER FUND LP

Name                                Position
----                                --------
Icahn Offshore LP                   General Partner

ICAHN OFFSHORE LP

Name                                Position
----                                --------
CCI Offshore Corp.                  General Partner


CCI OFFSHORE CORP.

Name                                Position
----                                --------
Carl C. Icahn                       Director
Keith A. Meister                    President and Secretary
Vincent Intrieri                    Vice President and Treasurer
Jordan Bleznick                     Vice President-Taxes


ICAHN PARTNERS LP

Name                                Position
----                                --------
Icahn Onshore LP                    General Partner


ICAHN ONSHORE LP

Name                                Position
----                                --------
CCI Onshore Corp.                   General Partner


CCI ONSHORE CORP

Name                                Position
----                                --------
Carl C. Icahn                       Director
Keith A. Meister                    President and Secretary
Vincent Intrieri                    Vice President and Treasurer
Jordan Bleznick                     Vice President-Taxes